
06040534



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the years ended December 31, 2005 and 2004 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

		Page No.
SIGNATURES		3
EXHIBITS		
23.1	Consent of Independent Registered Public Accounting Firm	4
99.1	Financial statements and supplemental schedule of the M&T Bank Corporation Retirement Savings Plan for the year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA.	5-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2006

By: 

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plan Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 22, 2006, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 26, 2006

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

	Page
Report of Independent Registered Public Accounting Firm	6
Financial statements:	
Statement of assets available for benefits as of December 31, 2005 and 2004	7
Statement of changes in assets available for benefits for the years ended December 31, 2005 and 2004	8
Notes to financial statements	9
Additional information:	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plan Committee of
the M&T Bank Corporation
Retirement Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Employee Benefit Plan Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plan Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 22, 2006

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2005	2004
Investments, at fair value:		
M&T Bank Corporation common stock	$285,248,291	282,436,176
Mutual funds	457,190,231	423,476,142
Common trust fund	60,305,497	62,302,632
Loans to participants	14,067,362	14,242,151
Total investments	816,811,381	782,457,101
Contributions receivable:		
Participant	674,799	620,737
Employer	317,863	298,113
Total contributions receivable	992,662	918,850
Accrued investment income	269,392	206,646
Due from broker	42,242	25,805
Assets available for benefits	$818,115,677	783,608,402

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2005	2004
Additions to assets available for benefits		
Net investment income:		
Interest	$ 2,279,460	1,252,425
Dividends	27,507,234	17,061,444
Net appreciation in fair value of investments	6,229,332	45,793,003
Total net investment income	36,016,026	64,106,872
Contributions:		
Participant	37,724,456	35,560,793
Employer	16,561,067	16,287,716
Total contributions	54,285,523	51,848,509
Transfer of net assets related to the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust	—	217,818,582
Total additions to assets available for benefits	90,301,549	333,773,963
Deductions from assets available for benefits		
Participant withdrawals	(55,794,274)	(62,154,612)
Net increase in assets available for benefits	34,507,275	271,619,351
Net assets available for benefits at beginning of year	783,608,402	511,989,051
Assets available for benefits at end of year	$818,115,677	783,608,402

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1. Description of plan

General

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and participation

The Plan is a defined contribution combined profit sharing/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company"). Employees who are at least 21 years of age are immediately eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as soon as administratively practicable following the latest of: (1) that employee's date of employment or (2) attainment of age 21.

Administration

The Plan is administered by M&T's Employee Benefit Plan Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. Effective March 1, 2004, T. Rowe Price Trust Company ("T. Rowe") was appointed as trustee and held the assets of the Plan. Also on that date, T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") was appointed to provide recordkeeping services for the Plan. Prior to March 1, 2004, M&T Bank served as trustee and EBS Benefit Solutions, Inc. provided recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching contributions. Non-highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 15% and highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 10%. Both highly and non-highly compensated employees who are participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced.

Compensation is generally defined in the Plan to mean a participant's base salary and 75% of participants' sales commissions, for those participants whose commissions are expected to exceed 50% of total pay for the calendar year, but excluding any other form of additional compensation. Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $42,000, adjusted for inflation. An individual participant's pre-tax contribution was limited to $14,000 in 2005 and $13,000 in 2004. Contributions above this limit were made as after-tax contributions.

1. Description of plan, continued

Contributions, continued

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $4,000 for 2005 and $3,000 for 2004.

Newly hired employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 75% of the participant's contribution. Such matching contribution is limited to 4.5% of the participant's compensation.

Employer matching contributions are made at the same time as the participant's salary reduction contributions and invested in the available investment alternatives in the same proportion as elected by the participants.

Vesting

Participants' accounts, including all salary reduction contributions, employer matching contributions and earnings thereon, are at all times fully vested and nonforfeitable.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives daily. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period. Contributions may be suspended at any time.

Loans to participants

Participants may borrow from their account an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, and are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust ("the Allfirst Plan") which allowed loan terms greater than five years if the proceeds were used to purchase an employee's primary residence. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

1. Description of plan, continued

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Effective March 28, 2005, distributions that exceed $1,000 but are less than $5,000 will automatically be rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less will automatically be made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. Prior thereto, distributions of amounts that were equal to $5,000 or less were automatically made by lump-sum payment less the mandatory 20% federal income tax withholding.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution will be made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

2. Summary of significant accounting policies, continued

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Investments in the common trust fund are valued at the net asset value based on the last reported sales price of the underlying investments held.

Loans to participants are valued for the purposes of determining asset value by TRP Retirement Services, as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at both December 31, 2005 and 2004.

Investment income of M&T common stock, the mutual funds and the common trust fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Risks and uncertainties

The Plan invests in various types of investments, which include equity, bond and money market mutual funds, a common trust fund and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2005 and 2004 totaling $5,611 and $11,233, respectively. These amounts have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

3. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31 2005	December 31 2004
M&T Bank Corporation common stock	$285,248,291	282,436,176
T. Rowe Price Associates, Inc. Equity Index Trust	60,305,497	62,302,632
MTB Group of Funds Money Market Fund	52,567,174	54,163,212
MTB Group of Funds Mid-Cap Stock Fund	51,574,710	49,065,426
Templeton Funds, Inc. Foreign Fund	52,936,463	46,526,658

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated in value as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004
M&T Bank Corporation common stock	$3,256,054	25,034,150
Mutual funds	202,003	17,088,385
Common trust fund	2,771,275	3,670,468
Net appreciation in fair value of investments	$6,229,332	45,793,003

4. Income taxes

The Internal Revenue Service ("IRS") issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan was amended. The Administrative Committee is of the opinion that the amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes.

Participants are not subject to federal or state income tax on employer matching contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

5. Plan amendments

Effective March 1, 2004, the Plan was amended to remove M&T Bank and EBS Benefits Solutions, Inc. as trustee and recordkeeper, respectively, and appoint T. Rowe and TRP Retirement Plan Services, together ("T. Rowe Price"), as successors. The Plan was further amended to conform the administrative practices of the Plan to T. Rowe Price's administration and recordkeeping capabilities. As a result of the appointment of T. Rowe Price, the Plan was further amended to: eliminate the one year service requirement for eligibility to make pre-tax and after-tax contributions to the Plan (but retain such service requirement for participants to receive matching contributions); modify the in-service withdrawal rights and make them uniform for all participants to the extent permitted by IRS rules; and eliminate indirect rollover contributions made by participants. The Plan was further amended to: change the interest rate on participant loans from 1% plus the M&T Bank prime rate to 1% plus *The Wall Street Journal* prime rate; extend the cure period on defaulted participant loans from 30 days to 90 days; and adopt the IRS safe harbor hardship withdrawal procedures, which allows the Plan to outsource this process to T. Rowe Price.

Effective March 1, 2004, the Allfirst Plan was merged into the Plan, including the transfer of the assets and assumption of the liabilities of the Allfirst Plan by the Plan. The Plan was amended to reflect the merger and to make certain administrative changes to the Plan.

Effective June 15, 2004, the Plan was amended to change the provisions relating to the request and timing of payment of distributions made to participants. The Plan was further amended to provide the ability to charge a participant's account a reasonable cost for processing and implementing a Qualified Domestic Relations Order directing that all or a portion of a participant's account balance be assigned or paid to an alternate payee, to the extent that the participant or alternate payee does not pay such cost with his or her own funds.

On December 9, 2004, the Plan was further amended, effective January 1, 2004, to change the method of determining the required minimum distribution amount that would be distributed each calendar year to participants.

On February 15, 2005, the Plan was amended and restated, to be effective January 1, 2006. A separate Retirement Accumulation Account ("RAA") for each eligible participant will be created and completely funded by the Company. At the end of each Plan year, the Company will contribute a percentage of the participant's compensation based on the number of years of vesting service. Such contributions will be invested in the available investment alternatives as elected by the participant. Participants become fully vested in their RAA after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. The Plan was further amended to: modify the maximum contribution percentages for highly and non-highly compensated employees from 10% and 15%, respectively, to 50%, subject to IRS limitations; redefine compensation to mean base salary and overtime pay, all commissions earned, incentive/bonus payments and any before-tax deferral amounts made by participants; and change the formula used to determine the employer matching contribution made by the Company to 100% of the first 3% and 50% of the next 3% of eligible participants' contributions.

5. Plan amendments, continued

Effective March 28, 2005, the Plan was amended to modify the provisions for distributions of amounts less than $5,000. Distributions that exceed $1,000 but are less than $5,000 will automatically be rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less will automatically be made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination.

6. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,615,757 shares with a fair value of $285,248,291 and 2,619,030 shares with a fair value of $282,436,176 at December 31, 2005 and 2004, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe Price. T. Rowe Price was appointed to serve as trustee and recordkeeper on March 1, 2004. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees during 2005 and 2004, and paid $509,002 and $552,540 to T. Rowe Price in 2005 and 2004, respectively for trustee and recordkeeping services.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	2,615,757	$ 285,248,291
Mutual fund investments			
Lord Abbett Distributor LLC	Mid Cap Value Fund	700,345	15,694,743
* MTB Group of Funds	Balanced Fund	1,168,560	15,705,448
* MTB Group of Funds	Intermediate-Term Bond Fund	1,186,964	11,679,726
* MTB Group of Funds	Large Cap Growth Fund	2,050,097	16,359,776
* MTB Group of Funds	Large Cap Stock Fund	1,999,469	16,535,611
* MTB Group of Funds	Large Cap Value Fund	843,561	9,861,231
* MTB Group of Funds	Mid Cap Stock Fund	3,420,074	51,574,710
* MTB Group of Funds	Prime Money Market Fund	52,567,174	52,567,174
* MTB Group of Funds	Small Cap Growth Fund	1,140,363	20,401,100
* MTB Group of Funds	U.S. Government Bond Fund	2,085,951	19,420,201
Pacific Investment Management Company LLC (PIMCO)	Total Return Fund	676,140	7,099,468
* T. Rowe Price Associates, Inc.	Balanced Fund	1,097,316	21,693,932
* T. Rowe Price Associates, Inc.	Equity Income Fund	965,700	25,030,932
* T. Rowe Price Associates, Inc.	Growth Stock Fund	876,605	24,895,576
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,145,035	16,683,154
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	877,214	13,710,861
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	697,331	11,498,983
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	545,753	9,043,134
* T. Rowe Price Associates, Inc.	Retirement Income Fund	395,147	4,923,538
* T. Rowe Price Associates, Inc.	Small-Cap Value Fund	1,080,316	39,874,470
Templeton Funds, Inc.	Foreign Fund	4,174,800	52,936,463
			457,190,231
Common trust fund investments			
* T. Rowe Price Associates, Inc.	Equity Index Trust	1,684,041	60,305,497
Loans to participants			
* Loans to participants	5.00%-11.50%, fully secured by vested benefits, due 2006 through 2014	$ 14,067,362	14,067,362
	Total investments		$ 816,811,381

[1] See note 6 of notes to financial statements.

* Denotes party-in-interest.